Exhibit 3.1

AMENDMENT TO

BYLAWS

OF

MIRATI THERAPEUTICS, INC.

ARTICLE XV

MISCELLANEOUS

Section 47.     Forum for Adjudication of Certain Disputes. Unless the corporation consents in writing to the selection of an alternative forum (an “Alternative Forum Consent”), the Delaware Court of Chancery shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any current or former director, officer, stockholder, employee or agent of the corporation to the corporation or the stockholders of the corporation, (iii) any action asserting a claim against the corporation or any current or former director, officer, stockholder, employee or agent of the corporation arising out of or relating to any provision of the DGCL, the Certificate of Incorporation or these Bylaws (each, as may be amended from time to time), or (iv) any action asserting a claim against the corporation or any current or former director, officer, stockholder, employee or agent of the corporation governed by the internal affairs doctrine of the State of Delaware; provided, however, that, in the event that the Delaware Court of Chancery lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware, in each such case, unless the Delaware Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. If any action the subject matter of which is within the scope of the preceding sentence is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in such Foreign Action as agent for such stockholder. Unless the corporation gives an Alternative Forum Consent, the federal district courts of the United States of America shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Failure to enforce the foregoing provisions would cause the corporation irreparable harm and the corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this Section 47. The existence of any prior Alternative Forum Consent shall not act as a waiver of the corporation’s ongoing consent right as set forth above in this Section 47 with respect to any current or future actions or claims.